

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

January 17, 2017

Via E-mail
Mr. Jeffrey K. Waldvogel
Chief Financial Officer
KBS Real Estate Investment Trust II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re:** **KBS Real Estate Investment Trust II, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 000-53649**

Dear Mr. Waldvogel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities